Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

March 4, 2010

VIA UPS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Gowetski, Esq.

Re:	American Realty Capital New York Recovery REIT, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed March 4, 2010
File No. 333-163069

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital New York Recovery REIT, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated February 23, 2010 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 12, 2009 (No. 333-163069) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 21, 2009 and Amendment No. 2 to the Registration Statement filed by the Company with the Commission on January 27, 2010 (“Amendment No. 2”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in Amendment No. 2.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  Amendment No. 3 has been filed by the Company today.  Please note that some of our revisions contained in Amendment No. 3 reflect blue sky comments received by the states as of the date hereof. In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3.  All page number references in the Company’s responses are to page numbers in Amendment No. 3.

March 4, 2010

General

1.	We acknowledge the receipt of promotional material and sales literature in your correspondence dated January 28, 2010. We are currently in the process of reviewing it and may have further comment.

2.
We note your response to comment 1 in our letter dated January 15, 2010 that the disclosure on page 4 has been modified to quantify the amount of the discount from the public offering price.  Please revise to quantify the conversion price and clarify the basis for the discount.  If the discount relates solely to the lack of selling commissions and dealer manager fees, please so state.  In addition, please revise your disclosure in the body of the prospectus to provide the terms of the preferred shares.

We advise the Staff that the Company has revised the disclosure on pages 2 to 3 to quantify the conversion price and clarify the basis for the discount.  The preferred shares will be convertible in whole or in part into shares of common stock after the first anniversary of the final closing of the private offering on a one-for-one basis.  The purchase price for the preferred shares, therefore, is also the conversion price.  The purchase price for the preferred shares is based upon the total investment made by each investor in the private offering as follows:  (i) $9.00 per preferred share for investments less than $150,000; (ii) $8.75 per preferred share for investments greater than or equal to $150,000 but less than $200,000; and (iii) $8.50 per preferred share for investments greater than or equal to $200,000.  The purchase price for the preferred shares has been set at a discount to the purchase price for the common stock because the value of the investments made by investors in the private offering is dependent on the success of the separate offering under the Registration Statement and occurs prior to the time that the Registration Statement is declared effective.  The preferred shares are not registered under the Securities Act and will remain illiquid until their conversion into the Company’s common stock.  Therefore, the conversion price is at a discount to the public offering price of the common stock.

In addition, we advise the Staff that we have revised our disclosure on pages 148 to 150 to provide the terms of the preferred shares.

3.
We note your response to comment 2 in our letter dated January 15, 2010.  With respect to tab 5 in the Summary Table of Sources, please provide us with a more complete version of the U.S. Bureau of Labor Statistics source.  It is not clear from the portion that you have provided that the table reflects the job losses in New York City during the period presented.

We advise the Staff that, contemporaneously with this response letter, the Company is providing a copy of the studies and reports that are relied upon in making the statement regarding job losses in New York City during the period presented in the Registration Statement.

March 4, 2010

Prospectus Summary, page 10

4.
We note that your summary, including “Questions and Answers About This Offering,” is 25 pages long and you currently repeat a lot of information in your summary section that appears in the body of the prospectus.  Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language and eliminate repetitive disclosure.

We advise the Staff that the Company has revised the “Questions and Answers About This Offering” section beginning on page 1 and the “Prospectus Summary” section beginning on page 5 to reduce repetitiousness and highlight only those points that are most significant.

5.
We note your response to comment 3 in our letter dated January 15, 2010.  Please revise to clarify whether you intend the remaining 30% of your assets to be located in New York City.  In addition, please include similar disclosure regarding how you intend to invest the remaining 30% of the offering proceeds in the Use of Proceeds section as well.

We advise the Staff that the Company currently intends to invest, directly or indirectly, the remaining 30% of our assets in commercial real estate within the New York metropolitan area (as defined by the U.S. Office of Management and Budget, the New York—Northern New Jersey—Long Island, New York—New Jersey—Pennsylvania Metropolitan Statistical Area) and has revised the disclosure in the registration statement on page 5 accordingly.

March 4, 2010

6.	We note your response to comment 4 in our letter dated January 15, 2010. Please revise your compensation tables as noted below or advise:

·	Please revise your tables beginning on pages 16 and 89 to quantify as a percentage your expected leverage and the maximum leverage permitted by your charter;

·	If the initial amounts provided in the tables assume no debt, please consider removing such amounts as you have stated your intention to use leverage or otherwise explain how such amounts were calculated; and

·	Please revise your tables on pages 13 and 59 to include the acquisition and advisory fees based upon using the maximum leverage provided by your charter and, in the footnotes, include the fees based upon 50% leverage.

We advise the Staff that the Company has revised the tables beginning on pages 12 and 85 to quantify as a percentage our expected leverage and the maximum leverage permitted by our charter.

We advise the Staff that the initial amounts provided in the compensation tables assume no debt and acknowledge that we intend to use leverage. However, we believe our disclosure is consistent with disclosure made in other Form S-11 prospectuses which have been recently declared effective and which have been prepared for companies which intend to use debt financing as part of their investment strategy including CNL Macquarie Global Growth Trust, Inc., Bluerock Enhanced Multifamily Trust, Inc., GC Net Lease REIT, Inc. and Industrial Income Trust Inc.

We advise the Staff we believe our disclosure in our estimated use of proceeds tables on pages 8 and 55 is consistent with disclosure made in the Form S-11 prospectuses listed in the paragraph above, each of which has been recently declared effective and which has been prepared for a company which intends to use debt financing as part of its investment strategy. The figures in the use of proceeds tables in these registration statements assume no debt financing and, if any figures are provided which set forth the acquisition fees and expenses in scenarios which assume (a) the intended leverage percentage is achieved and/or (b) the maximum amount of leverage allowed is used, these figures are provided in the footnotes.

March 4, 2010

7.
We note your disclosure in the compensation table on page 18 that no asset management fees will be payable on assets acquired using the proceeds from the private offering until you have sufficient cash flow to pay dividends on the preferred shares.  Please revise to clarify, if true, that the asset management fees will be accrued and will be payable as soon as you have sufficient cash flow to pay dividends on the preferred shares.

We advise the Staff that the Company has revised the disclosure on pages 13, 34, 75, 82 and 87 to clarify that the asset management fees will be payable only after the time when there is sufficient cash flow to pay dividends on the preferred shares.

Appendix A – Prior Performance Tables
Table I – Experience in Raising and Investing Funds, page A-2

8.	Please tell us why you have included line items relating to dollar amount raised or contributed from sponsor and affiliates.

We advise the Staff that the Company included line items relating to dollar amount raised or contributed from the sponsor and affiliates in order to disclose all sources of funds available for investment and to comply with the Commission’s Industry Guide 5 requirement that the required tabular data, in light of the circumstances under which it is presented, be not misleading.

Table III – Operating Results of Public Program Properties, page A-7

9.
American Realty Capital Trust Inc. is a public program, and thus, the information in the table should be presented on a GAAP basis.  See Instruction 4 to Table III of Guide 5.  Please revise accordingly or advise.

We advise the Staff that the table has been revised to present information on a GAAP basis.

10.
We note that, in this table, you have included the operating results of ARC Income Properties II, LLC in the consolidated operating results of American Realty Capital Trust, Inc.  Please explain to us why you have included the operating results of ARC Income Properties II, LLC, which is a private program, in this table, particularly when you also have presented it separately in the Operating Results for Non-Public Program Properties table on page A-8.

We advise the Staff that the ARC Income Properties II, LLC program was a Regulation D offering of interest-bearing notes to accredited investors offered by American Realty Capital Trust, Inc. in order to expand the Trust’s sources of capital. The structure of the program is such that it is required to be consolidated with the financial results of American Realty Capital Trust, Inc. in accordance with generally accepted accounting principles and therefore it is included in Table III financial information for American Realty Capital Trust, Inc. However, since it, on a standalone basis, is a privately funded program, we have also included it in information on private programs.

March 4, 2010

Appendix A-1 – Prior Performance of American Financial Realty Trust, page A-1-1
Consolidated Statements of Cash Flows, page A-1-2

11.
We note that the presentation of American Financial Realty Trust’s consolidated statements of cash flows does not appear to correlate to publicly available filings with the Commission.  Please revise or advise.

We advise the Staff that the statement of cash flows has been revised to conform to the presentation in American Financial Realty Trust’s Form 10-K.

Part II – Information Not Required In Prospectus, page II-1
Exhibit Index
Exhibit 8.1

12.
We note your response to comment 17 in our letter dated January 15, 2010 and the following statement on page 3 of your tax opinion:  “This opinion is rendered to you in connection with the sale of the Stock and may not be used by you or relied upon by the Company’s stockholders for any other purpose.”  Please note that it is inappropriate to limit the manner in which shareholders may rely on your opinion and have counsel revise accordingly.

We advise the Staff that the tax opinion has been revised in order to remove any limits on the manner in which the stockholders may rely on our opinion.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.